Exhibit 99.1

JAGUAR MINING INC.

Interim Consolidated Financial Statements

June 30, 2009 and 2008

(unaudited)

JAGUAR MINING INC.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	June 30, 2009	December 31, 2008
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (Note 9)	$79,220	$20,560
Inventory	24,221	19,946
Prepaid expenses and sundry assets (Note 2)	6,821	5,351
	110,262	45,857

Prepaid expenses and sundry assets (Note 2)	37,255	26,164
Net smelter royalty (Note 8 (c))	1,006	1,006
Restricted cash (Note 3)	3,107	3,106
Property, plant and equipment	156,266	148,422
Mineral exploration projects (Note 4)	86,015	79,279

	$393,911	$303,834

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$18,044	$13,416
Notes payable (Note 5)	5,332	4,319
Income taxes payable	10,342	8,626
Asset retirement obligations	1,101	1,337
Unrealized foreign exchange losses (Note 3)	-	2,421
	34,819	30,119

Deferred compensation liability (Note 6)	2,672	434
Notes payable (Note 5)	71,602	69,729
Future income taxes	2,483	-
Asset retirement obligations	7,162	6,828
Total liabilities	118,738	107,110

Shareholders' equity
Common shares	308,924	245,067
Stock options	19,168	19,059
Contributed surplus	1,167	1,167
Deficit	(54,086)	(68,569)
	275,173	196,724
Commitments (Note 10)
	$393,911	$303,834

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Interim Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Gold sales	$32,786	$21,187	$66,072	$39,984
Production costs	(18,568)	(12,795)	(35,651)	(22,141)
Stock-based compensation (Note 6)	(155)	-	(181)	-
Depletion and amortization	(4,952)	(2,379)	(9,835)	(4,494)
Gross profit	9,111	6,013	20,405	13,349

Operating expenses:
Exploration	691	1,037	1,330	1,849
Stock-based compensation (Note 6)	1,090	219	2,084	493
Administration	4,059	2,897	7,821	5,915
Management fees (Note 8(a))	278	186	802	375
Amortization	114	53	216	107
Accretion expense	192	65	380	135
Other	141	(578)	895	416
Total operating expenses	6,565	3,879	13,528	9,290

Income before the following	2,546	2,134	6,877	4,059

Loss on forward derivatives	-	-	-	318
Gain on forward foreign exchange derivatives (Note 3)	(540)	(1,191)	(827)	(1,584)
Foreign exchange gain	(10,414)	(5,691)	(12,992)	(7,939)
Interest expense	2,650	3,088	4,864	7,158
Interest income	(1,251)	(1,457)	(1,750)	(2,702)
Gain on disposition of property	(455)	-	(915)	-
Other non-operating expenses (recovery)	-	(313)	741	(371)
Total other expenses (recoveries)	(10,010)	(5,564)	(10,879)	(5,120)

Income before income taxes	12,556	7,698	17,756	9,179
Income taxes
Current income taxes	349	1,840	790	4,221
Future income taxes	2,483	6,209	2,483	4,471
Total income taxes	2,832	8,049	3,273	8,692

Net income (loss) and comprehensive income (loss) for the period	9,724	(351)	14,483	487

Basic net income (loss) per share (Note 7)	$0.12	$(0.01)	$0.20	$0.01
Diluted net income (loss) per share (Note 7)	$0.12	$(0.01)	$0.19	$0.01

Weighted average number of common shares outstanding -Basic (Note 7)	77,957,007	64,161,622	73,315,017	61,796,255
Weighted average number of common shares outstanding -Diluted (Note 7)	79,787,135	64,161,622	74,685,075	65,311,115

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended June 30, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2009	Six Months Ended June 30, 2008

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss)	$9,724	$(351)	$14,483	$487
Items not involving cash:
Unrealized foreign exchange gain	(5,633)	(2,869)	(8,665)	(1,695)
Stock-based compensation	1,245	219	2,265	493
Non-cash interest expense	683	586	1,044	1,979
Accretion expense	192	65	380	135
Future income taxes	2,483	6,209	2,483	4,471
Depletion and amortization	5,066	2,379	10,052	4,494
Amortization of net smelter royalty	-	80	-	157
Unrealized loss (gain) on foreign exchange contracts	(880)	(535)	(2,421)	343
Reclamation expenditure	(283)	-	(283)	-
	12,597	5,783	19,338	10,864

Change in non-cash operating working capital
Accounts receivable	-	(2,021)	-	(7,800)
Inventory	(2,860)	(1,752)	(3,164)	(2,371)
Prepaid expenses and sundry assets	(4,605)	(4,387)	(4,879)	(8,139)
Accounts payable and accrued liabilities	5,277	(621)	4,858	856
Current taxes payable	1,547	1,840	1,717	3,164
	11,956	(1,158)	17,870	(3,426)
Financing activities:
Issuance of common shares, special warrants and warrants, net	226	153	63,692	105,803
Increase in restricted cash	(1)	-	(1)	-
Shares purchased for cancellation	-	(2,780)	-	(3,442)
Settlement of forward derivatives	-	-	-	(14,500)
Repayment of debt	(2,274)	(3,565)	(2,561)	(14,793)
Increase in debt	-	-	-	3,867
	(2,049)	(6,192)	61,130	76,935

Investing activities
Mineral exploration projects	(5,440)	(12,200)	(7,109)	(22,394)
Purchase of property, plant and equipment	(14,640)	(17,574)	(18,538)	(33,229)
	(20,080)	(29,774)	(25,647)	(55,623)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	4,702	1,727	5,307	(2,322)
Increase (decrease) in cash and cash equivalents	(5,471)	(35,397)	58,660	15,564
Cash and cash equivalents, beginning of period	84,691	96,672	20,560	45,711
Cash and cash equivalents, end of period	$79,220	$61,275	$79,220	$61,275

Supplemental cash flow information (Note 9)

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(unaudited)

	Common Shares		Warrants		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	#	$	$	$	$

Balance, December 31, 2007	55,734,400	141,316	144,081	245	7,805,658	19,218	1,153	(60,413)	101,519
Public offering	8,250,000	103,891	-	-	-	-	-	-	103,891
Shares acquired under normal course issuer bid and cancelled	(343,300)	(1,318)	-	-	-	-	-	(2,125)	(3,443)
Exercise of compensation warrants	144,081	998	(144,081)	(245)	-	-	-	-	753
Exercise of stock options	471,006	1,281	-	-	(654,645)	(958)	-	-	323
Unvested options expired upon termination	-	-	-	-	(10,000)	(5)	-	-	(5)
Stock based compensation	-	-	-	-	-	498	-	-	498
Net income	-	-	-	-	-	-	-	487	487
Balance, June 30, 2008	64,256,187	246,168	-	-	7,141,013	18,753	1,153	(62,051)	204,023

Balance, December 31, 2008	63,982,281	245,067	-	-	7,061,013	19,059	1,167	(68,569)	196,724
Public offering	13,915,000	63,342	-	-	-	-	-	-	63,342
Exercise of stock options	97,100	515	-	-	(97,100)	(166)	-	-	349
Unvested options expired upon termination	-	-	-	-	(17,000)	(28)	-	-	(28)
Stock based compensation	-	-	-	-	-	303	-	-	303
Net income	-	-	-	-	-	-	-	14,483	14,483
Balance, June 30, 2009	77,994,381	308,924	-	-	6,946,913	19,168	1,167	(54,086)	275,173

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2009 and 2008
(Unaudited)

1.	Significant Accounting Policies:

Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

(a)	New Accounting Policies:

(i)	Goodwill and intangible assets:

In February 2008 the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The new Section is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard did not have a material impact on the Company’s financial statements.

(ii)	Credit risk and fair value of financial assets and financial liabilities:

In January 2009, the CICA issued the Emerging Issues Committee (EIC) Abstract EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities,” effective for interim and annual financial statements ending on or after January 20, 2009. Earlier adoption of this abstract is permitted. EIC-173 provides further information on the determination of the fair value of financial assets and financial liabilities under Section 3855, “Financial Instruments - Recognition and Measurement.” It states that an entity's own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC-173 should be applied retrospectively, without restatement of prior periods, to all financial assets and liabilities measured at fair value. The Company adopted this abstract during the first quarter of the 2009 fiscal year. This standard did not have a material impact on the Company’s financial statements.

(b)  Accounting Principles Issued but not yet Implemented:

         (i)   Business combinations:

In January 2009, the CICA issued the new handbook Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2009 and 2008
(Unaudited)

1.      Significant Accounting Policies (continued):

(b)  Accounting Principles Issued but not yet Implemented (continued):

         (ii)   Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued the new handbook Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2011 in connection with the conversion to IFRS.

(iii) Financial instruments - recognition and measurement:

On July 1, 2009 the CICA amended handbook Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument will be effective for fiscal years beginning January 1, 2011.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(iv) Financial instruments - disclosures:

Amendments to CICA handbook Section 3862 require enhanced disclosures for fair value measurement of financial instruments and liquidity risk effective for fiscal years beginning after September 30, 2009.  Enhanced fair value measurements include disclosure relating to the level in the fair value hierarchy into which the fair value measurements are categorized, disclosure of significant transfers between levels of the hierarchy including reasons for the transfers, and a reconciliation of the beginning balances to the ending balances for those fair value measurements that result from the use of significant unobservable inputs in valuation techniques.  The amendment clarifies that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset.  Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages liquidity risk.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2009 and 2008
(Unaudited)

2.      Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  Total recoverable taxes denominated in Brazilian reais (R$) amounted to R$78.1 million ($40.0 million) at June 30, 2009 (December 31, 2008 - R$64.8 million ($28.0 million)).

3.	Risk Management Policies:

Forward Foreign Exchange Contracts - Derivative Financial Instruments

As at June 30, 2009, the Company had no forward foreign exchange contracts outstanding to purchase Brazilian reais.  However the Company has maintained the facililty in order to enter into forward foreign exchange contracts.

The terms of the contracts require a percentage of the funds to be held on deposit as collateral to cover the contracts.  At June 30, 2009 and December 31, 2008, $3.0 million of cash was restricted for this facility.  Subsequent to June 30, 2009, the banking institution where these funds were held released the $3.0 million of restricted cash to the Company.

At December 31, 2008, current liabilities include $2.4 million of unrealized foreign exchange losses (June 30, 2009 - $nil).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months ended June 30, 2009	Three Months ended June 30, 2008	Six Months ended June 30, 2009	Six Months ended June 30, 2008

Unrealized (gain) loss	$(880)	(535)	(2,421)	343
Realized (gain) loss	340	(656)	1,594	(1,927)
	$(540)	$(1,191)	$(827)	$(1,584)

4.      Mineral Exploration Projects:

	December 31, 2008	Additions	June 30, 2009

Paciência	$11,457	$4,376	$15,833
Turmalina	7,617	723	8,340
Caeté expansion project	60,205	1,637	61,842
Total Mineral Exploration Projects	$79,279	$6,736	$86,015

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2009 and 2008
(Unaudited)

5.      Notes Payable:

	June 30, 2009	December 31, 2008

Due to Banco Volkswagen	$63	$123
Due to Banco Bradesco	14	58
Due to Banco Bradesco	129	144
Due to Banco Bradesco	560	585
Private placement notes	65,191	60,124
Due to CVRD	10,977	11,908
Due to Banco Santander	-	729
Due to Banco Santander	-	377
Total	76,934	74,048
Less: Current portion	5,332	4,319
Long term portion	$71,602	$69,729

	June 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value

Notes payable	$76,934	$79,032	$74,048	$63,160

6.      Long- term Incentive Plans

On November 5, 2008, the Company established three long-term incentive plans for directors, senior officers, employees and consultants of the company.

A Deferred Share Unit Plan (“DSU”) was established which allows the Company to grant its directors performance awards.  DSU’s call for eventual settlement in cash based upon the price of the Company’s common stock subsequent to a director’s termination from the Company’s board of directors.  On March 6, 2009, 62,822 DSU’s were granted. Included in deferred compensation liabilities is $1.3 million relating to DSU’s (six months ended June 30, 2008 - $nil).  Included in stock-based compensation expense for the six months ended June 30, 2009 is $837,000 relating to DSU’s (six months ended June 30, 2008 - $nil).

A Restricted Stock Unit Plan (“RSU”) was established which allows the Company to grant performance awards to senior officers, employees and consultants of the Company.  RSU’s call for eventual settlement in cash based upon the price of the Company’s common stock at a future vesting date.  On March 6, 2009, 140,000 RSU’s were granted and on April 27, 2009 210,250 RSU’s were granted to senior officers, employees and consultants of the Company.  4,000 RSU’s vested during the six months ended June 30, 2009 resulting in payments of $18,000. Included in deferred compensation liabilities is $686,000 relating to RSU’s (June 30, 2008 - $nil).  Included in stock-based compensation expense for the six months ended June 30, 2009 is $424,000 relating to RSU’s (six months ended June 30, 2008 - $nil).  Included in other cost of goods sold for the six months ended June 30, 2009 is $130,000 (six months ended June 30, 2008 - $nil).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2009 and 2008
(Unaudited)

6.      Long- term Incentive Plans (continued)

A Stock Appreciation Rights Plan (“SAR”) was established which allows the Company to grant performance awards to senior officers, employees or consultants of the Company.  SAR’s call for eventual settlement in cash based upon the increase in price of the Company’s common stock from the grant date to a future vesting date.  On March 6, 2009,  685,000 SAR’s were granted to senior officers of the Company which will result in a deferred compensation liability in the amount by which the market price of the Company’s common shares at the vesting date of March 5, 2012 exceeds the market price of $5.66 at the time of grant.  Included in deferred compensation liabilities is $731,000 relating to SAR’s (June 30, 2008 - $nil).  Included in stock-based compensation expense for the six months ended June 30, 2009 is $714,000 relating to SAR’s (six months ended June 30, 2008 - $nil).

7.      Basic and Diluted Net Income per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months ended June 30, 2009	Three Months ended June 30, 2008	Six Months ended June 30, 2009	Six Months ended June 30, 2008

Numerator
Net income (loss) for the period	$9,724	$(351)	$14,483	$487

Denominator
Weighted average number of common share outstanding - Basic	77,957	64,162	73,315	61,796
Dilutive effect of options	1,830	-	1,370	3,486
Dilutive effect of warrants	-	-	-	29
Weighted average number of common shares outstanding - Diluted	79,787	64,162	74,685	65,311
Basic net income (loss) per share	$0.12	$(0.01)	$0.20	$0.01
Diluted net income (loss) per share	$0.12	$(0.01)	$0.19	$0.01

For the three months ended June 30, 2008, the determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding options since they are anti-dilutive.  No warrants were outstanding.

For the three months ended June 30, 2009 the determination of the diluted net income per share does not include the effect of 5,145,285 options outstanding since they are anti-dilutive.

For the six months ended June 30, 2008 the determination of the diluted net income per share does not include the effect of 23,955 warrants and 3,987,222 options outstanding since they are anti-dilutive.

For the six months ended June 30, 2009 the determination of the diluted net income per share does not include the effect of 5,633,905 options outstanding since they are anti-dilutive.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2009 and 2008
(Unaudited)

8.	Related Party Transactions:

(a)
The Company incurred fees of $802,000 for the six months ended June 30, 2009 (six months ended June 30, 2008 - $375,000) from IMS Engenharia Mineral Ltda ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.The Company entered into a service agreement with IMSE to render senior management services.  The agreement will expire on December 31, 2011.

(b)
The Company incurred occupancy fees of $90,000 for the six months ended June 30, 2009 (six months ended June 30, 2008 - $90,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices. As at June 30, 2009 prepaid expenses and sundry assets includes $95,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2008 - $nil).

The Company also incurred consulting fees and administrative service charges of $299,000 from BZI for the six months ended June 30, 2009 (six months ended June 30, 2008 - $167,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at June 30, 2009 accounts payable and accrued liabilities includes $67,000 due to BZI (December 31, 2008 - $39,000).

(c)
The Company recognized rental income of $9,000 from Prometálica Mineração Ltda (“PML”) and $34,000 from Prometálica Centro Oeste Mineração Ltda (“PCO”) for the six months ended June 30, 2008 (six months ended June 30, 2009 - $nil from PML and $nil from PCO) for temporarily idle equipment and the use of administrative offices.  PML’s controlling shareholders are BZI and IMS Empreendimentos Ltda. (“IMS”), the founding shareholders of the Company.  PCO is controlled by IMS, a founding shareholder of the Company.  As at June 30, 2009 prepaid expenses and sundry assets includes $14,000 receivable from PCO and $nil from PML (December 31, 2008 - $12,000 receivable from PCO, and $nil from PML).  During the six months ended June 30, 2008 the Company also received approximately $20,000 (six months ended June 30, 2009 - $nil) of royalty income relating to the NSR from PML.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time the financial impact of this action is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter Royalty due from PML if PML is unable to pay the Company.  As at June 30, 2009 the amount of the obligation is approximately $1.0 million.

(d)
The Company’s subsidiaries Mineração Serras do Oeste Ltda (“MSOL”) and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($194,000).  As at June 30, 2009, prepaid expenses and sundry assets include $194,000 receivable from BW Mineração, a wholly owned subsidiary of BZI, (December 31, 2008- $162,000.)

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2009 and 2008
(Unaudited)

9.	Supplemental Cash Flow Information:

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008

Equipment purchased on issuing note payable	$-	$1,205	$-	$1,445
Transfer of Zone C in return for forgiveness of royalties payable	$455	$-	$915	$-
Mineral rights purchased on issuing note payable to CVRD	$-	$$5,494	$-	$$5,494

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008

Interest paid	$3,829	$4,603	$3,889	$4,986
Income taxes paid	$38	$-	$265	$-

Cash and cash equivalents include R$73.1 million ($37.4 million) in bank certificates of deposit (December 31, 2008 - R$415,000 ($177,000)).  At December 31, 2008 cash and cash equivalents also included Cdn$7.5 million ($6.0 million) of cashable guaranteed investment certificates (June 30, 2009 - $nil))

During the six months ended June 30, 2009 the Company paid income tax instalments of R$ 606,000 ($265,000).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Six months ended June 30, 2009 and 2008
(Unaudited)

10. Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The Company enters into forward foreign exchange contracts which future payments are dependent upon future exchange rates (Note 3). The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

	Less than 1			More than 5
Commitments	year	1 -3 years	3 - 5 years	years	Total

Current liabilities
Accounts payable and accrued liabilities	$18,044	$-	$-	$-	$18,044
Taxes payable	10,342	-	-	-	10,342
Notes Payable
Principal	5,874	81,278	-	-	87,152
Interest	7,845	13,473	-	-	21,318
Operating Lease Agreements	194	90	-	-	284
Management agreements (a)
Operations	1,122	972	-	-	2,094
Suppliers agreements
Mine operations (b)	476	-	-	-	476
Drilling (c)	333	-	-	-	333
Asset retirement obligations (d)	630	565	5,402	3,497	10,094
Total	$44,860	$96,378	$5,402	$3,497	$150,137

(a)	The terms of the management agreements are two to three years (Note 8(a)).

(b)	The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.

(c)	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(d)	The asset retirement obligations are not adjusted for inflation and are not discounted.

11.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period’s presentation.